UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Merilus, Inc.

____________________________

(Name Of Issuer)

Common Stock

_____________________________

(Title of Class of Securities)

58984R 30 6

______________________________

(CUSIP Number)

Joshua C. Turner, 13803 South Magic Wand Street, Draper, Utah 84020

 (Name, Address and telephone Number of Persons Authorized to Receive Notices and Communications)

December 30, 2011

________________________________________________

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [  ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 58984R 30 6

1.  Name of Reporting Person: Joshua C. Turner

2.  Check the Appropriate Box if a Member of a Group:  NA

3.  SEC Use Only

4.  Source of Funds:  PF

5.  Check Box if Disclosure of Legal Proceedings is required pursuant to items 2(d) or 2(e):  NA

6.  Citizenship or Place of Organization: State of Utah, United States

Number of shares beneficially owned by each reporting person with:

7.  Sole Voting Power: 15,000,000

8.  Shared Voting Power: 15,000,000

9.  Sole Dispositive Power: 15,000,000

10.  Shared Dispositive Power: 15,000,000

11.  Aggregate Amount Beneficially owned by Each Reporting Person: 15,000,000

12.  Check Box if the Aggregate Amount in Box (11) Excludes Certain Shares:  NA

13.  Percent of Class Represented by Amount in Row (11):  At December 30, 2011, the 15,000,000 shares would represent 87.3% of the issued and outstanding shares.

14.  Type of Reporting Person: IN

Item 1.  Security and Issuer:

This statement relates to shares of Common Stock of Merilus, Inc. (the "Issuer") whose address is P.O. Box 58052, Salt Lake City, UT 84158.

Item 2.  Identity and Background:

     (a)     Joshua C. Turner

     (b)     Mr. Turner’s address is 13803 South Magic Want Street, Draper, Utah 84020.

     (c)     Joshua C. Turner is employed by Zevex, Inc. and previously was a self-employed consultant in the art brokerage business.

     (d)     Joshua C. Turner has not been convicted in a criminal proceeding.

     (e)     Joshua C. Turner is not and has not been a party to a civil proceeding of a judicial or administrative body which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws on findings any violation with respect to such laws.

     (f)     Joshua C. Turner is a resident of the State of Utah and US citizen.

Item 3.  Source and Amount of Funds or other Consideration:

      The shares of common stock of the Issuer were received by Joshua C. Turner in exchange for all of the issued and outstanding stock of Zendex corporation of which Mr. Turner was the sole shareholder.  All funds used in the purchase were personal funds of Joshua C. Turner.

Item 4.  Purpose of Transaction:

     The securities were acquired for investment purposes.

Item 5.  Interest in Securities of the Issuer.

     (a)    Joshua C. Turner acquired the 15,000,000 shares from the Issuer in exchange for shares of Zendex Corporation.   The shares represent 87.3% of the issued and outstanding shares of the Issuer. The shares were acquired directly from the Issuer.  Capital Builders does not have a present intention of acquiring additional shares of the Issuer.  All shares were acquired for investment purposes.

     (b)    Joshua C. Turner has sole power to vote all of its shares.

     (c)    During the past 60 days, Joshua C. Turner has not sold or acquired any shares of the Issuer except as set forth above.

     (d)    Joshua C. Turner has the sole right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of the Issuer's shares of common stock held by Joshua C. Turner.

     (e)    Joshua C. Turner is still a five percent shareholder.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Joshua C. Turner is not currently a party to any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

Item 7.  Materials to be filed as Exhibits.

   None

Signature:  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 3, 2012

Joshua C. Turner

/s/ Joshua C. Turner